As filed with the Securities and Exchange Commission on September 14, 2015
Securities Act File No. 333-203982
Investment Company Act File No. 811-07080

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
_____________

FORM N-14

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

☐     Pre-Effective Amendment No. __

☒     Post-Effective Amendment No.    1

(Check appropriate box or boxes)

BLACKROCK MUNIYIELD MICHIGAN QUALITY FUND, INC.
(Exact name of registrant as specified in charter)

100 BELLEVUE PARKWAY
WILMINGTON, DELAWARE 19809
(Address of Principal Executive Offices)

(800) 882-0052
(Area Code and Telephone Number)

John M. Perlowski
President and Chief Executive Officer
BlackRock MuniYield Michigan Quality Fund, Inc.
55 East 52nd Street
New York, New York 10055
(Name and Address of Agent for Service)
_____________

Copies to:
Thomas A. DeCapo, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, Massachusetts 02116	Janey Ahn, Esq. BlackRock Advisors, LLC 40 East 52nd Street New York, New York 10022

EXPLANATORY NOTE

The Joint Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on June 18, 2015 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File Nos. 333-203982 and 811-07080), are incorporated herein by reference.

This amendment is being filed in order to file certain exhibits to this Registration Statement, including the tax opinion of special U.S. federal income tax counsel to the Registrant as Exhibit 12.

1

PART C:  OTHER INFORMATION

ITEM 15.  Indemnification

There has been no change in the information set forth in Item 15 of the most recently filed Registration Statement of BlackRock MuniYield Michigan Quality Fund, Inc. (the “Registrant”) on Form N-14 under the Securities Act of 1933 (File No. 333-203982), as filed with the Securities and Exchange Commission on June 16, 2015, which information is incorporated herein by reference.

ITEM 16.  Exhibits

The agreements included or incorporated by reference as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement. The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Exhibit No.	Description of Exhibit

(1)(a)	Articles of Incorporation, dated June 30, 1992 (a)

(b)	Articles of Amendment, dated August 1992*

(c)	Certificate of Correction, dated December 6, 1994 (b)

(d)	Articles of Transfer, dated March 2, 2000 (c)

(e)	Articles of Amendment, dated September 14, 2006*

(f)	Articles Supplementary, dated September 21, 2010*

(g)	Articles of Amendment, dated November 9, 2010*

(h)	Preferred Stock Organizational Documents***

(2)	Amended and Restated Bylaws of the Registrant, dated September 17, 2010 (d)

(3)	Voting Trust Agreement of VRDP Holder*

(4)	Form of Agreement and Plan of Reorganization (e)

(5)(a)	Selected Provisions of the Articles of Incorporation and the Amended and Restated Bylaws of the Registrant Defining the Rights of Shareholders*

(6)	Investment Management Agreement*

(7)	Not applicable

(8)	Form of Second Amended and Restated Deferred Compensation Plan*

(9)	Custodian Agreement*

(10)	Not applicable

(11)	Opinion and Consent of Special Counsel for the Registrant**

(12)	Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP***

(13)	Other Material Agreements***

(14)	Consent of the Independent Registered Public Accounting Firm for the Registrant and BlackRock MuniYield Michigan Quality Fund II, Inc.**

(15)	Not applicable

(16)	Power of Attorney*

(17)	Form of Proxy Cards for the Funds*

*	Filed as an exhibit to the Registrant’s Registration Statement on Form N-14, filed on May 8, 2015.
**	Filed as an exhibit to the Registrant’s Registration Statement on Form N-14, filed on June 16, 2015.
***	Filed herewith.
(a)	Incorporated by reference to Exhibit 1(a) to the Registrant’s Registration Statement on Form N-14, filed on October 5, 1999.
(b)	Incorporated by reference to Exhibit 1(f) to the Registrant’s Registration Statement on Form N-14, filed on October 5, 1999.

(c)	Incorporated by reference to Exhibit (a)(2) to the Registrant’s Registration Statement on Form N-2, filed on October 8, 2004.
(d)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 8-K filed on September 21, 2010.
(e)	Incorporated by reference to Appendix A of the Statement of Additional Information.

ITEM 17.  Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable Exchange registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York on the 14th day of September, 2015.

BLACKROCK MUNIYIELD MICHIGAN QUALITY FUND, INC.
BY:	/s/ John M. Perlowski
Name:	John M. Perlowski
Title:	President and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 14th day of September, 2015.

Signature	Title

/s/ John M. Perlowski	Director, President and Chief Executive Officer
John M. Perlowski

/s/ Neal J. Andrews	Chief Financial Officer
Neal J. Andrews

*	Director
Michael J. Castellano

*	Director
Richard E. Cavanagh

*	Director
Frank J. Fabozzi

*	Director
Kathleen F. Feldstein

*	Director
James T. Flynn

*	Director
Jerrold B. Harris

*	Director
R. Glenn Hubbard

*	Director
W. Carl Kester

*	Director
Karen P. Robards

*	Director
Barbara G. Novick

*By:	/s/ John M. Perlowski
John M. Perlowski
Attorney-in-Fact

[Signature Page to N-14 Post-Effective Amendment]

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

1(h)	Preferred Stock Organizational Documents
12	Tax opinion relating to Registrant’s reorganization with BlackRock MuniYield Michigan Quality Fund II, Inc.
13	Other Material Agreements
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